UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: June 2023	Commission File Number: 001-40509

BROOKFIELD REINSURANCE LTD.
(Name of Registrant)

Ideation House, First Floor
90 Pitts Bay Road, Pembroke, HM08, Bermuda
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As at January 1, 2023, Brookfield Reinsurance Ltd. (“Brookfield Reinsurance”) converted its accounting framework from International Financial Reporting Standards, as issued by the International Accounting Standards Board, to accounting principles generally accepted in the United States of America ("US GAAP"). The purpose of the conversion was to better align Brookfield Reinsurance’s financial statements and related disclosures with Brookfield Reinsurance’s peer set and use a framework that Brookfield Reinsurance thinks will be more familiar to potential ceding company clients.

Brookfield Reinsurance has prepared consolidated audited financial statements and related notes, in conformity with US GAAP, for all periods presented in Brookfield Reinsurance’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, as filed with the Securities and Exchange Commission on March 31, 2023 (the “Brookfield Reinsurance Form 20-F”).

Included herein as Exhibit 99.1 are the recast audited combined consolidated financial statements and related notes of Brookfield Reinsurance as of December 31, 2022 and December 31, 2021, and for each of the three years in the period ended December 31, 2022 (the “Audited Consolidated Financial Statements”) and Management’s Discussion and Analysis, which relates to the Audited Consolidated Financial Statements (the “Management’s Discussion and Analysis”). The Audited Consolidated Financial Statements supersede “Item 18. Financial Statements” in the Brookfield Reinsurance Form 20-F. Additionally, the Management’s Discussion and Analysis supersedes “Item 5. Operating and Financial Review and Prospects” in the Brookfield Reinsurance Form 20-F.

As this Report on Form 6-K is being filed only for the purpose described above, the other information in the Brookfield Reinsurance Form 20-F remains unchanged. No attempt has been made in this Report on Form 6-K to modify or update disclosures in the Brookfield Reinsurance Form 20-F except for the items noted above and as described above. Information within the Brookfield Reinsurance Form 20-F not affected by this Report on Form 6-K is unchanged and reflects the disclosure made at the time of the Brookfield Reinsurance Form 20-F. Accordingly, this Report on Form 6-K should be read in conjunction with the Brookfield Reinsurance Form 20-F.

Exhibit Index

Exhibit	Description of Exhibit
99.1	Brookfield Reinsurance Ltd.’s annual report for the year ended December 31, 2022
99.2	Certification of Sachin Shah, Chief Executive Officer, Brookfield Reinsurance Ltd., pursuant to Canadian law
99.3	Certification of Thomas Corbett, Chief Financial Officer, Brookfield Reinsurance Ltd., pursuant to Canadian law

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD REINSURANCE LTD.
Date: June 28, 2023	By:	/s/ Thomas Corbett
Name: Thomas Corbett
Title: Chief Financial Officer